On April 28, 2014, shareholders of the Funds
approved the reappointment of Segall Bryant
& Hamill as investment adviser to the Funds.
The percentage of shares outstanding and
entitled to vote that were present by proxy
were 50.49% for the All Cap Fund and 51.10%
for the Small Cap Value Fund.  The numbers of
shares voted were as follows
All Cap Fund
For   Against   Abstain   Total
625,923   0   23,542   649,465
Small Cap Value Fund
For   Against   Abstain	Total
1,074,275   0	33,231	1,107,506